June 7, 2019

Enrique L pez Lecube
Chief Financial Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis
Predio CCT, Rosario, Santa Fe, Argentina

       Re: Bioceres Crop Solutions Corp.
           Form F-1 filed May 31, 2019
           File No. 333-231883

Dear Mr. Lecube:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Theresa Brillant at 202-551-3307 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure